EXHIBIT B

SECRETARY’S CERTIFICATE

I, Patricia Louie, Secretary of The Enterprise Group of Funds, Inc. (“Corporation) hereby certify that the following resolutions were adopted at a meeting of the Board of Directors of the Corporation held on April 24, 2007, and that said resolutions remain in full force and effect:

VOTED, that with respect to each Fund, the Board of Directors and separately the Directors who are not “interested persons” of The Enterprise Group of Funds, Inc. (“Corporation”) (as that term is defined in the Investment Company Act of 1940, as amended) (“Independent Directors”) hereby approves the Investment Company Blanket Bond (“Fidelity Bond”) issued by National Union Fire Insurance Company of Pittsburgh, PA (“Policy”) for the Corporation, Enterprise Capital Management, Inc. (“Enterprise Capital”) and Enterprise Fund Distributors, Inc. (“Enterprise Fund Distributors”) effective as of April 11, 2007; and further

VOTED, that the Board of Directors, including a majority of the Independent Directors, having received such information from Enterprise Capital relating to the cost of the fidelity bond coverage obtained on behalf of the Corporation, hereby ratifies the payment and allocation of the premium of the Fidelity Bond; and further

VOTED, that the Board of Directors, including a majority of the Independent Directors, hereby find the Fidelity Bond to be reasonable in form and amount, after giving due consideration to all factors deemed relevant by the Board, including, among other things: the value of the aggregate assets of the Corporation to which any covered person may have access, the arrangements for custody and safekeeping of such assets and the nature of the securities in the Corporation’s Funds; and further

VOTED, that the Board of Directors, including a majority of the Independent Directors, hereby approve the premium for the Fidelity Bond to be allocated to the Corporation based upon consideration of all relevant factors, including the number of other parties named as insureds, the nature of the business activities of such other parties, the amount of the Fidelity Bond and the amount of the premium for such bond, the ratable allocation of the premium among all parties named as insureds and the extent to which the share of the premium allocated to the Corporation is less than the premium the Corporation would have had to pay if it had provided and maintained a single insured bond; and further

VOTED, that the appropriate officers of the Corporation be, and each hereby is, authorized to take such actions as may be required to amend the Policy to include in the coverage new Funds advised, sub-advised or administered by Enterprise Capital or its affiliates, as of the date each is declared effective by the Securities and Exchange Commission; and further

VOTED, that the officers of the Corporation be, and hereby are, authorized and directed to take such actions and execute and deliver such documents as such officers may determine, with the advise of counsel, as may be necessary to carry out the intent of the foregoing resolutions.

IN WITNESS WHEREOF, I have hereunto set my hand as Secretary of the Corporation this 8th day of May 2007.

/s/ Patricia Louie
Patricia Louie